Exhibit 5.1
GREENBERG TRAURIG, LLP
3161 Michelson Drive, Suite 1000
Irvine, California 92612
April 30, 2015

Mobivity Holdings Corp.
58 West Buffalo Street, Suite 200
Chandler, Arizona 85225

Re: Registration Statement on Form S-1

Ladies and Gentlemen:

    We have acted as counsel to Mobivity Holdings Corp .(the “Company”) in connection with the registration by the Company of (i) 21,326,156 issued and outstanding shares (“Shares”) of common stock, $0.001 par value per share (the “Common Stock”) of the Company, and (ii) 8,551,168 shares (“Warrant Shares”) of Common Stock issuable upon exercise of certain issued and outstanding warrants of the Company, pursuant to a Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 30, 2015 (the “Registration Statement”).

    For purposes of rendering this opinion, we have examined originals or copies of such documents and records as we have deemed appropriate. In conducting such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and conformity to original documents of all documents submitted to us as copies.

    Based upon and subject to the foregoing and the effect, if any, of the matters discussed below, after having given due regard to such issues of law as we deemed relevant, we are of the opinion that the (i) the Shares have been legally issued and are fully paid and non-assessable, and (ii) the Warrant Shares, when issued, delivered and paid for in accordance with the relevant agreements, as applicable, will be legally issued, fully paid and non-assessable.

    We are furnishing this opinion to the Company solely in connection with the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to its use and part of the Registration Statement.

Very truly yours,
/s/ GREENBERG TRAURIG, LLP